40-33

811-07953
Branch 29

AXA EQUITABLE

09005258

Patricia Louie
Vice President
Associate General Counsel

February 3, 2009

VIA EXPRESS MAIL

Office of the Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: EQ Advisors Trust (Registration No. 811-07953)
Wiggenhorn, et al. v. Equitable Life Assurance Society of the United States

Dear Sir/Madam:

Enclosed please find a copy of the unpublished opinion dated January 30, 2009 issued by the United States Court of Appeals for the Fourth Circuit, which affirms the United States District Court for the District of Maryland's dismissal of the complaint in the above-referenced matter. The original complaint filed in the above-referenced matter alleged, among other things, that Equitable failed to make price adjustments to certain of its foreign securities holdings in the underlying mutual fund investment options offered in Equitable's insurance products

Should you have any questions with respect to the enclosed, please do not hesitate to contact me at 212 314-5329. Thank you.

Sincerely,

Patricia Louie
Vice President and Associate General Counsel

Enclosure

cc: Mark C. Amorosi, Esq., K&L Gates LLP
Russell A. Divak, Esq.

PROCESSED
FEB 12 2009
THOMSON REUTERS

UNPUBLISHED

UNITED STATES COURT OF APPEALS
FOR THE FOURTH CIRCUIT

No. 06-1788

In Re: MUTUAL FUNDS INVESTMENT LITIGATION

In Re: ALGER, COLUMBIA, JANUS, MFS, ONE GROUP, PUTNAM, and ALLIANZ DRESDNER

MATTHEW WIGGENHORN, individually and on behalf of all others similarly situated,

Plaintiff - Appellant,

v.

AXA EQUITABLE LIFE INSURANCE COMPANY, formerly known as Equitable Life Assurance Society of the United States,

Defendant - Appellee.

No. 06-1789

In Re: MUTUAL FUNDS INVESTMENT LITIGATION

In Re: ALGER, COLUMBIA, JANUS, MFS, ONE GROUP, PUTNAM, and ALLIANZ DRESDNER

EDMUND WOODBURY, individually and on behalf of all others similarly situated,

Plaintiff - Appellant,

v.

NATIONWIDE LIFE INSURANCE COMPANY,

Defendant - Appellee.

No. 06-1790

In Re: MUTUAL FUNDS INVESTMENT LITIGATION

In Re: ALGER, COLUMBIA, JANUS, MFS, ONE GROUP, PUTNAM, and ALLIANZ DRESDNER

NIKITA MEHTA, as Trustee of the N.D. Mehta Living Trust, individually and on behalf of all others similarly situated,

Plaintiff - Appellant,

v.

AIG SUNAMERICA LIFE ASSURANCE COMPANY, formerly known as Anchor National Life Assurance Company,

Defendant - Appellee.

No. 06-2010

In Re: MUTUAL FUNDS INVESTMENT LITIGATION

In Re: ALGER, COLUMBIA, JANUS, MFS, ONE GROUP, PUTNAM, and ALLIANZ DRESDNER

PAULA BEALS,

Plaintiff - Appellant,

v.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY,

Defendant - Appellee.

Appeals from the United States District Court for the District of Maryland, at Baltimore. J. Frederick Motz, District Judge. (1:04-md-15863-JFM)

Argued: October 31, 2008 Decided: January 30, 2009

Before MICHAEL, SHEDD, and DUNCAN, Circuit Judges.

Affirmed by unpublished per curiam opinion.

ARGUED: Robert L. King, St. Louis, Missouri, for Appellants. David A. Jones, AKIN, GUMP, STRAUSS, HAUER & FELD, San Antonio, Texas; Charles Platt, WILMER, CUTLER, PICKERING, HALE & DORR, L.L.P., New York, New York, for Appellees. **ON BRIEF:** Klint L. Bruno, KOREIN TILLERY, L.L.C., Chicago, Illinois, for Appellants. Daniel McNeel Lane, Jr., AKIN, GUMP, STRAUSS, HAUER & FELD, San Antonio, Texas, for Appellees AIG SunAmerica Life Assurance Company and The Variable Annuity Life Insurance Company; Michele Odorizzi, Sheila Finnegan, MAYER, BROWN, ROWE & MAW, L.L.P., Chicago, Illinois, for Appellee AXA Equitable Life Insurance Company, formerly known as Equitable Life Assurance Society of the United States; Gordon Pearson, WILMER, CUTLER, PICKERING, HALE & DORR, L.L.P., Washington, D.C., for Appellee Nationwide Life Insurance Company.

Unpublished opinions are not binding precedent in this circuit.

PER CURIAM:

Matthew Wiggenhorn, Edmund Woodbury, Nikita Mehta, and Paula Beals (collectively "Plaintiffs") appeal the district court's dismissal of their respective class action suits against AXA Equitable Life Insurance Co., Nationwide Life Insurance Co., AIG SunAmerica Life Assurance Co., and Variable Annuity Life Insurance Co. (collectively "Defendants"). The district court dismissed the cases based on its determination that the suits are preempted by the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"). Finding no error, we affirm.

I

Plaintiffs purchased variable annuities from Defendants. Although variable annuities offer a range of investment options, those at issue here involved mutual funds containing foreign securities.

Policyholders of variable annuities allocate money among the various investment accounts offered by the annuity. If policyholders choose to invest in variable accounts, they further apportion their money into sub-accounts that each correspond with a mutual fund invested in by Defendants. The money that policyholders invest in a particular sub-account goes into a pool of assets, owned by Defendants, which is used to purchase shares of the designated mutual fund. Rather than own the mutual fund shares themselves, policyholders receive sub-account Accumulation Units ("AUs") in proportion to the amount of money they have invested in the sub-account.

The value of a sub-account's AU is determined once every business day at the close of trading on the New York Stock Exchange ("NYSE"), 4:00 p.m. Eastern Time. The value is based on the corresponding mutual fund's net asset value ("NAV"), which is also determined at the close of the NYSE. To determine the NAV of a mutual fund, Defendants use the closing trade price of each security in its home market; as a result, the closing prices of foreign securities whose markets close earlier than 4:00 p.m. Eastern Time are several hours old by the time the mutual fund's NAV is calculated.

Further, value movements on the NYSE which occur after the close of foreign securities markets often foreshadow a corresponding movement in those markets the following day. Resourceful short-traders can take advantage of these "stale" foreign securities prices by buying or selling shares of a mutual fund's corresponding sub-account, depending on whether the securities are undervalued or overvalued, and then quickly selling or buying those shares once the foreign market reflects the most recent value movement. This practice is called "market timing." When annuity holders "market time," it dilutes the ownership interests of other sub-account holders.

II

Plaintiffs brought these putative class actions on behalf of all variable annuity policyholders who (a) invested in sub-accounts corresponding with mutual funds containing foreign securities and (b) did not engage in market timing. The four actions were filed in Illinois state court and were based on state law. Initially, Plaintiffs claimed that Defendants negligently relied on the stale NAVs to calculate the value of the sub-account shares and that Defendants deceived policyholders, or at least failed to provide them with complete and truthful information, by not informing them of the potential harm of market timing.

Defendants removed each of the four cases to the United States District Court for the Southern District of Illinois and moved to dismiss them on the basis that the claims were preempted by SLUSA. Plaintiffs moved to remand the cases for lack of subject matter jurisdiction, arguing in part that SLUSA did not apply because Plaintiffs were all non-trading securities holders.[1] Before the district court ruled on these motions, the Judicial Panel for Multidistrict Litigation transferred the

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[1] This argument has since been foreclosed by Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit, 547 U.S. 71 (2006), which held that SLUSA precludes the state law claims of non-trading securities holders, just as it does the state law claims of securities purchasers and sellers.

actions to the United States District Court for the District of Maryland, where they were consolidated with an existing multidistrict proceeding involving other market timing cases. Defendants renewed their motions to dismiss based on SLUSA preemption.

In an effort to avoid SLUSA preemption, Plaintiffs amended their complaints to assert a single claim: that Defendants negligently exposed their investments to the dilution effect of market timing. Nevertheless, the district court granted Defendants' motions to dismiss on SLUSA preemption grounds. Specifically, the district court found that Plaintiffs' claims were preempted by 15 U.S.C. § 78bb(f)(1)(A), which states:

> No covered class action based upon the statutory or common law of any State or subdivision thereof may be maintained in any State or Federal court by any private party alleging--
> (A) a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security[.]

The district court held that Plaintiffs' allegations involved a "misrepresentation or omission," reasoning:

> The element of a misrepresentation or omission of a material fact is satisfied when a plaintiff alleges a misrepresentation concerning the value of the securities sold or the consideration received in return. That is exactly what the plaintiffs have done here, despite their emphatic disavowal of their prior explicit allegations of misrepresentation, and their pared-down amended complaint. Putting aside the convoluted terminology and formulas associated with variable annuities, at bottom the plaintiffs simply

> allege that the defendants incorrectly priced certain investment options provided under the annuities.

In re Mut. Funds Inv. Litigation, 437 F.Supp.2d 439, 443 (D.Md. 2006)(citations and punctuation omitted).

The district court also found that Defendants' alleged misrepresentations occurred "in connection with" the purchase or sale of securities. Plaintiffs argued that because they did not trade the securities themselves, but were merely non-trading holders of the securities, Defendants' misrepresentations to Plaintiffs could not have occurred "in connection with" the purchase or sale of securities. Rejecting this argument, the district court noted that in Merrill Lynch the Supreme Court held that SLUSA applies broadly and preempts claims brought by holders of securities, as well as by purchasers and sellers. Merrill Lynch, 547 U.S. at 88-89. For the above reasons, the district court granted Defendants' motions to dismiss.

III

We review de novo the dismissal of a complaint pursuant to Fed. R. Civ. P. 12(b)(6). Constantine v. Rectors and Visitors of George Mason Univ., 411 F.3d 474, 498 (4th Cir. 2005). We accept as true "all well-pleaded allegations and . . . view the complaint in a light most favorable to the plaintiff." Id. (citations omitted). Further, dismissal is not appropriate "unless it appears certain that the plaintiff can prove no set of facts which would support her claim and would entitle her to relief." Id. (punctuation omitted). Questions of subject matter jurisdiction are also reviewed de novo. Lontz v. Tharp, 413 F.3d 435, 439 (4th Cir. 2005).

Having reviewed the record and the applicable law, and having had the benefit of oral argument, we conclude that Plaintiffs' claims are preempted by SLUSA. Accordingly, we affirm based substantially on the reasoning of the district court. See In re Mut. Funds Inv. Litigation, 437 F.Supp.2d 439 (D.Md. 2006).[2]

AFFIRMED

[2]In light of our disposition, we need not address the parties' arguments regarding alternative grounds for dismissal. Additionally, given our conclusions regarding the motions to dismiss, we find that the district court did not err in failing to remand the case to state court.

END